Savvy Business Support, Inc.

The Courts of Red Bank

130 Maple Avenue, Suite 9B2

Red Bank, New Jersey 07701

October 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel – Assistant Director

Re:	Savvy Business Support, Inc. (CIK 0001492617)
Registration Statement on Form S-1
File No.: 333-184110
Filed September 26, 2012

Dear Mr. Spirgel:

Below please find our response to your comment letter, dated October 16, 2012, regarding the above-captioned Registration Statement. For ease of reference, we have duplicated the comments in your letter. Please be advised that we have filed Amendment No.1 to the Registration Statement today via EDGAR.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter..

Very truly yours,

/s/ Virginia K. Sourlis

General

1.	We note your disclosure that your company is a shell company. As a result please revise your disclosure to state that the sales price to the public will be fixed for the duration of the offering. Identify your selling shareholders as underwriters. In addition, make conforming changes throughout the prospectus (e.g., plan of distribution).

Response: We have amended the disclosure to comply with this comment.

2.	Please identify the resale restrictions imposed by the conditions under Rule 144(i) (e.g., requirement to provide Form 10 information). Revise your disclosure under your current risk factor on page 6, Plan of Distribution, and Liquidity and Capital Resources to discuss these restrictions imposed by Rule 144(i).

Response: We have amended the disclosure to comply with this comment.

Prospectus, page 2

3.	Your disclosure in this section states that at the end of trading on September 26, 2012 your common stock closing price was $2.00 and also that there is no active trading market for your common stock. However, it appears that the last trade under your ticker symbol “SVYB” was June 27, 2011. We note your disclosure on page 8. Please reconcile and revise.

Response: We have amended the disclosure to comply with this comment.

Legal Proceedings, page 17

4.	We note your disclosure under this section heading does not include any pending legal proceedings. Please revise the section to include any material proceedings to which yoru sole officer and director, Virginia Sourlis, is party, as applicable. Please refer to Item 103 of Regulation S-K.

Response: We have amended the disclosure to comply with this comment.

ACKNOWLEDGEMENT

I, Virginia K. Sourlis, as of the President, CEO and sole Director of Savvy Business Support, Inc. (the “Company”) hereby acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SAVVY BUSINESS SUPPORT, INC.

By:	/s/ Virginia K. Sourlis
Virginia K. Sourlis
President, CEO and sole Director
(Principal Executive Officer)
(Principal Financial and Accounting Officer)